                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   Mountasia Entertainment International, Inc.
- - - --------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
- - - --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    624547105
                           --------------------------
                                 (CUSIP Number)

                               MEI Holdings, L.P.
                         4200 Texas Commerce Tower West
                                 2200 Ross Ave.
                               Dallas, Texas 75201
                           Attention: Daniel A. Decker
                                 (214) 220-4900
- - - --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                               New York, New York
                                 (212) 326-3939

                                  June 6, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /x/.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   2   of         Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MEI Holdings, L.P.
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY



- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
- - - --------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     10,819,666*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------

     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   3   of         Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            MEI GenPar, L.P.
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY



- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
- - - --------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     10,819,666*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------

     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   4   of         Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            HH Genpar Partners
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY



- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
- - - --------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     10,819,666*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------

     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   5   of         Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Hampstead Associates, Inc.
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY



- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
- - - --------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     10,819,666*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------

     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  No.   624547105                       Page   6   of         Pages
================================================================================

================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            RAW GenPar, Inc.
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        a / /
                                                                           b /x/


- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY



- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                            OO
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                             / /


- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                            Texas
- - - --------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
                                   0
   NUMBERS OF     --------------------------------------------------------------
     SHARES           8     SHARED VOTING POWER
   BENEFICIAL                     10,819,666*
    LY OWNED      --------------------------------------------------------------
     BY EACH          9     SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON       --------------------------------------------------------------
      WITH            10    SHARED DISPOSITIVE POWER
                                  10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                           /x/

- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ----------------

     *Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   7   OF   ___   PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       InMed, Inc.
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY

- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       Texas
- - - --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  10,819,666*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


- - - ----------------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   8  OF   ___   PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Donald J. McNamara
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY

- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*
                       00
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
- - - --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  10,819,666*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       44.4%

- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                       IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


- - - -----------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                               PAGE   9   OF   ___   PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Robert A. Whitman
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY

- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
- - - --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  10,819,666*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


- - - ----------------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

                                  SCHEDULE 13D

================================================================================
CUSIP  NO.   624547105                              PAGE   10   OF   ___   PAGES
================================================================================
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Daniel A. Decker
- - - --------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      a / /
                                                                         b /X/
- - - --------------------------------------------------------------------------------
        3          SEC USE ONLY

- - - --------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                       00
- - - --------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) or (e)                           / /

- - - --------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States
- - - --------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
                             0
                   -------------------------------------------------------------
   NUMBERS OF      8   SHARED VOTING POWER
     SHARES                  10,819,666*
   BENEFICIAL      -------------------------------------------------------------
    LY OWNED       9   SOLE DISPOSITIVE POWER
     BY EACH                 0
    REPORTING      -------------------------------------------------------------
     PERSON        10  SHARED DISPOSITIVE POWER
      WITH                   10,819,666*
- - - --------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,819,666*
- - - --------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                         /X/
- - - --------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   44.4%
- - - --------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


- - - ----------------------
*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

Item 1.  Security and Issuer.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock (the "Common Stock") of Mountasia Entertainment International, Inc. (the "Company"), a Georgia corporation. The principal executive offices of the Company are located at 5895 Windward Parkway, Suite 220, Alpharetta, Georgia 30202, and its telephone number at such address is (770) 442-6650.

Item 2.  Identity and Background.

     This statement is filed by (i) MEI Holdings, L.P., a Delaware limited partnership ("Holdings"); (ii) MEI GenPar, L.P., a Delaware limited partnership ("MEI GP"); (iii) HH GenPar Partners, a Texas general partnership ("HH GP");
(iv) Hampstead Associates, Inc., a Texas corporation ("Associates"); (v) RAW GenPar, Inc., a Texas corporation ("RAW GP"); (vi) InMed, Inc. (d/b/a InCap, Inc.), a Texas corporation ("InMed"); (vii) Donald J. McNamara; (viii) Robert A. Whitman; and (vix) Daniel A. Decker. Messrs. McNamara, Whitman and Decker are United States citizens. Holdings, MEI GP, HH GP, Associates, RAW GP and InMed and Messrs. McNamara, Whitman and Decker are referred to herein collectively as the "Reporting Persons."

     Holdings is a newly formed entity that was organized by the other Reporting Persons to invest in the Company. MEI GP is, and its principal business is to act as, the sole general partner of Holdings. HH GP is, and its principal business is to act as, the managing general partner of MEI GP (and various other partnerships). Associates is, and its principal business is to act as, the managing general partner of HH GP. RAW GP and InMed are the only other general partners of HH GP. The principal business of each of RAW GP and InMed is to invest in HH GP. The address of the principal executive office of Holdings, MEI GP, HH GP, Associates, RAW GP and InMed is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

     Mr. McNamara is the Chairman, President and a director of Associates. Mr. Whitman is the President, Treasurer and a director of RAW GP. Mr. Decker is the Chairman, President and a director of InMed and the Executive Vice President and Assistant Secretary of Associates.

     Each of Donald J. McNamara, Robert A. Whitman and Daniel A. Decker is employed by The Hampstead Group, L.L.C. ("Hampstead"). Mr. McNamara is the Chairman and Co-Chief Executive Officer of Hampstead, Mr. Whitman is the President and Co-Chief Executive Officer of Hampstead and Mr. Decker is the Executive Vice President and General Counsel of Hampstead. The principal business of Hampstead is to provide management services in respect of investments in site-based businesses. The business address of Hampstead and of each such individual is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

     None of the Reporting Persons and, to their knowledge, none of the other persons identified herein as officers of Associates, RAW GP and InMed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

Item 3.  Source and Amount of Funds or Other Consideration.

        On June 6, 1996, the Company and Holdings entered into an Investment Agreement, dated June 5, 1996 (the "Investment Agreement"). Under the Investment Agreement, the Company has agreed to sell to Holdings for $40.00 million (i) a number of newly issued shares of the Company's Common Stock equal to 44.44% of the Company's Common Stock outstanding immediately following the closing of the transactions contemplated by the Investment Agreement (the "Closing"), and (ii) a warrant (the "Warrant") allowing Holdings to acquire (without payment of further consideration) additional Common Stock to adjust for any post-Closing issuances of Common Stock under existing commitments below 130% of the per-share investment price as of the Closing. The Investment Agreement provides that if the Company seeks additional equity capital within 18 months after the closing, it will use its best efforts to raise such equity capital through one or more rights offerings to holders of the Common Stock. Subject to applicable limitations in a separate Standstill Agreement (a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference), in any such rights offering Holdings will exercise all rights to purchase Common Stock distributed to it and, if the rights offered are not assignable, Holdings will purchase from the Company all shares of the Common Stock not purchased by distributees of rights. This commitment of Holdings with respect to rights offerings is limited to $30 Million. The foregoing paragraph is qualified in its entirety by reference to the Investment Agreement and the Warrant, the full text of which are incorporated herein by reference to Exhibits 1 and 2 attached hereto.

     As an accommodation to the Company, MEI Financings, L.P., a Delaware partnership affiliated with Holdings (the "Lender"), provided to the Company a commitment letter pursuant to which the Lender agreed to provide an aggregate of up to $33.0 million under two multi-draw term loan facilities to the Company. At Closing, any portion of such financing may be forgiven to pay a portion of the purchase price in lieu of cash. A copy of the foregoing commitment is incorporated herein by reference to Exhibit 3 attached hereto. As of the date hereof, the Company has borrowed approximately $13 million under such loan facilities.

     The source of funds for Holding's purchase of Common Stock pursuant to the Investment Agreement is expected to be Holding's working capital, which is expected to be derived from capital contributions from its partners. However, Holdings reserves the right to obtain such funds in whole or in part from other sources, including indebtedness. If Holdings does so obtain such financing from other sources, it will promptly file an amendment to this Statement.

     Pursuant to the Investment Agreement, the Closing is subject to various conditions, including the following:

           (i) The repurchase from the holders thereof of all of the Company's issued and outstanding Class D Preferred Stock of the Company for the stated value thereof plus accumulated and unpaid dividends, or for such other consideration as Holdings may approve;

           (ii) The confirmation from certain employees and option holders that the transaction and related matters will not trigger their rights under severance, option and other agreements;

           (iii) The consummation of the transactions contemplated by an existing agreement of the Company to purchase certain interests in National Entertainment Funding, L.P.;

           (iv) The reconstitution of the Company's Board of Directors (as described below) to include representatives of Holdings (one of whom would be designated as the Chairman of the Board);

           (v) The absence of any material adverse change in the business, financial condition, results of operations or prospects of the Company and its subsidiaries taken as a whole;

           (vi) The adoption of the management equity program described below in substitution for the Company's existing management equity plan and options thereunder;

           (vii) The termination of certain financial advisory agreements and of certain other arrangements relating to financings;

           (viii) The reacquisition of the Company's domestic intellectual property rights for not more than $2.1 million and the confirmation that the Company has reacquired its international intellectual property rights;

           (ix) The completion (prior to July 1, 1996) to the satisfaction of Holdings of its confirmatory due diligence review, including in respect of Holdings's assumptions as to financial, operational and legal matters;

           (x) The amendment to the Company's By-Laws as set forth in Exhibit 4 attached hereto and incorporated herein by reference (including without limitation changes with respect to the taking of action by written consent by the Company's shareholders); and

           (xi) The completion of the closing on or before July 24, 1996, subject to extension to not later than August 15, 1996 in the event of litigation regarding the transaction.

     As a result of the foregoing conditions and other matters, including matters which may be beyond the control of Holdings and the Company, there can be no assurance as to whether, or the terms upon which, the transactions contemplated by the Investment Agreement will be consummated.

     The Investment Agreement also contains various provisions relating to the conduct of the Company's business prior to the closing (Section 4.1), Holdings' access to information (Section 4.2), limitations on the Company's ability to solicit or negotiate other offers (Section 4.5), indemnification (Article VI), termination (Article VII) and expenses (Section 8.1), all of which are incorporated herein by reference to the Investment Agreement attached hereto as
Exhibit 1.

     The management equity program referred to in clause (vi) above would provide for the reservation of approximately 2.25 million shares of Common Stock for employee incentive programs. As of the Closing, the Company would sell up to
1.2 million shares (the "Initial Management Shares") at the per share price paid by Holdings at the Closing to key employees designated by the Compensation Committee of the Board (after reasonable consultation with Holdings). Any such designee will be required to surrender all options held by him/her in order to receive any Initial Management Shares. To fund the purchase of the Initial Management Shares, the Company would make available to employees a five-year recourse loan bearing interest at 8.5% per annum secured by the stock being purchased. If an employee's employment with the Company were terminated within five years of the Closing, the entire balance due under such employee's would become due and payable and the Company would have the right to repurchase all of such employee's Initial Management Shares (plus accrued interest at 8.5% per annum) which have not "vested" according to a five year schedule (in which no vesting occurs during the first two years).

     Pursuant to agreements to be entered into at the Closing, each of L. Scott Demerau and Julia Demerau will agree with the Company that they will not sell the Common Stock beneficially owned by them prior to June 30, 1998 except in certain circumstances. Such circumstances are set forth in the Management Lock-up Agreements a copy of which is attached hereto as Exhibit 7 and incorporated herein by reference.

Item 4.   Purpose of Transaction.

     The responses to Items 3, 5 and 6 are incorporated herein by this reference.

     The principal purpose of Holdings' acquisition of the beneficial ownership of the shares of Common Stock pursuant to the Investment Agreement was to acquire a significant equity interest in the Company. The purpose of each of the other Reporting Persons' acquisition of beneficial ownership was to facilitate the acquisition by Holdings. The Reporting Persons may acquire additional shares of Common Stock pursuant to the Warrant, depending on their evaluations of the Company's business, financial condition, and prospects, the market for the Common Stock, economic conditions, money and stock market conditions and other future developments and, subject to the limitation described below, the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock.

     Pursuant to the Investment Agreement, subject to the Closing, Holdings has obtained the right to designate up to six members of the Company's Board of Directors (which would be increased to 14 members), including the Chairman of the Board.

     In addition, the Company has amended the Rights Agreement between the Company and Continental Stock Transfer & Trust Agreement dated April 24, 1996 to add as an "Exempt Person" under that Agreement any person, or a transferee thereof or of any such transferee, who acquires from the Company beneficial ownership of 20% or more of the outstanding Common Stock subject to the terms of an agreement approved by a majority of the members of the Company's Board of Directors who are not either an Affiliate or an Associate (as defined in the Rights Agreement) of such person.

     Pursuant to the Standstill Agreement to be entered into at the Closing, Holdings will agree not to acquire beneficial ownership of any company securities if after such acquisition Holdings would beneficially own more than 50% of the Common Stock unless such acquisition has received the prior approval of the members of the Board of Directors not affiliated with Holdings or employed by the Company or any of its Subsidiaries. The foregoing description of the Standstill Agreement is qualified in its entirety by reference to the form of Standstill Agreement, the full text of which is incorporated herein by reference to Exhibit 5 attached hereto.

     Pursuant to a Registration Rights Agreement to be entered into at the Closing, the Company will agree, subject to certain limitations and under certain circumstances, to register for sale any shares of Common Stock (and other securities of the Company that are exercisable to purchase, convertible into or exchangeable for shares of capital stock of the Company) that are held by the parties thereto (collectively, the "Registrable Securities"). All of the shares of Common Stock beneficially owned by the Reporting Persons will be Registrable Securities.

     The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, the full text of which is incorporated herein by reference to Exhibit 6 attached hereto.

     Holdings is currently engaged in its confirmatory due diligence examination of the Company contemplated in the Investment Agreement. While Holdings and the other Reporting Persons presently have no plans or proposals of the type required to be disclosed by Item 4 of Schedule 13D that are not set forth above, such persons intend to review their investments in the Company (whether as a result of such due diligence examination or otherwise) from time to time and reserve the right to take or propose any action in the future.

Item 5.   Interest in Securities of the Issuer.

      (a) Based on the number of shares of Common Stock the Reporting Persons believe to be outstanding as of this date, each of the Reporting Persons has the right to acquire and beneficially owns 10,819,666* shares of Common Stock. Holdings beneficially owns such shares directly and each of the other Reporting Persons beneficially owns such shares indirectly through the relationships described in Item 2 above. Messrs. McNamara, Whitman and Decker disclaim beneficial ownership of all Common Stock held by Holdings. Because the Investment Agreement provides that Holdings will acquire 44.44% of the shares of Common Stock outstanding as of the Closing, the actual number of shares to be acquired Holdings directly (and by the other Reporting Persons indirectly) may be more or less than 10,819,666.

      (b) Each of the Reporting Persons has shared power to vote and dispose of 10,819,666 shares of Common Stock (subject to variation in the number of shares as described above). Messrs. McNamara, Whitman and Decker disclaim beneficial ownership of all Common Stock held by Holdings.

      (c)  Not applicable.


- - - --------------------

*Represents shares of common stock issuable to MEI Holdings, L.P. pursuant to the Investment Agreement described herein pursuant to which Holdings will acquire 44.44% of the issuer's common shares to be outstanding immediately after the closing thereunder. The actual number of shares to be acquired may be more or less than 10,819,666 depending on the number of the issuer's shares outstanding at the time of such closing.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

     The responses to Items 3, 4 and 5 are incorporated hereunder by reference, including in particular the descriptions of the following documents:

     Investment Agreement.  See Items 3 and 4 above.

     Warrant.  See Item 4 above.

     Financial Commitment Letter.  See Item 3 above.

     By-law Amendments.  See Item 4 above.

     Standstill Agreement.  See Item 4 above.

     Registration Rights Agreement.  See Item 4 above.

Item 7.    Material to be Filed as Exhibits.

     Exhibit 1 - Investment Agreement, dated as of June 5, 1996.

     Exhibit 2 - Form of Warrant attached as Exhibit A to the Investment Agreement.

     Exhibit 3 - Financing Commitment letter, dated June 5, 1996.

     Exhibit 4 - Form of By-law Amendments attached as Exhibit C to the Investment Agreement.

     Exhibit 5 - Form of Standstill Agreement attached as Exhibit D to the Investment Agreement.

     Exhibit 6 - Form of Registration Rights Agreement attached as Exhibit E to the Investment Agreement.

     Exhibit 7 - Form of Management Lock-up Agreements attached as Exhibit F to the Investment Agreement.

     Exhibit 99 - Agreement Among Filing Parties (filed herewith).

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  June 17, 1996                   MEI HOLDINGS, L.P.

                                          By:  MEI GenPar, L.P.
                                              Its General Partner

                                           By: HH Genpar Partners
                                               Its General Partner

                                            By:  Hampstead Associates, Inc.
                                                 Its Managing General Partner

                                             By:  /s/ Daniel A. Decker
                                                  ---------------------------
                                                  Daniel A. Decker
                                                  Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., HH Genpar Partners, Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  June 17, 1996                   MEI GENPAR, L.P.

                                          By:  HH Genpar Partners
                                               Its General Partner

                                           By: Hampstead Associates, Inc.
                                               Its Managing General Partner

                                            By:  /s/ Daniel A. Decker
                                                -------------------------------
                                                Daniel A. Decker
                                                Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI Genpar, L.P., Hampstead Associates, Inc., RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    June 17, 1996                HH GENPAR PARTNERS

                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                            By:  /s/  Daniel A. Decker
                                                 -----------------------------
                                                 Daniel A. Decker
                                                 Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI Genpar, L.P., HH GenPar Partners, RAW Genpar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    June 17, 1996                HAMPSTEAD ASSOCIATES, INC.

                                       By:  /s/  Daniel A. Decker
                                            ----------------------------------
                                            Daniel A. Decker
                                            Executive Vice President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI Genpar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    June 17, 1996                RAW GENPAR, INC.

                                       By:  /s/  Robert A. Whitman
                                            -----------------------------------
                                            Robert A. Whitman
                                            President

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of it and each of MEI Holdings, L.P., MEI Genpar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:    June 17, 1996                INMED, INC.

                                       By:  /s/  Daniel A. Decker
                                            ----------------------------------
                                            Daniel A. Decker
                                            President

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI Genpar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.

Dated:    June 17, 1996                 /s/  Donald J. McNamara
                                       ---------------------------------------
                                        Donald J. McNamara

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI Genpar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.

Dated:    June 17, 1996                /s/  Robert A. Whitman
                                       ---------------------------------------
                                       Robert A. Whitman

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be jointly filed on behalf of him and each of MEI Holdings, L.P., MEI Genpar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.

Dated:    June 17, 1996                /s/  Daniel A. Decker
                                       ---------------------------------------
                                       Daniel A. Decker

                               INDEX TO EXHIBITS

EXHIBIT          DESCRIPTION                                             PAGE
- - - -------          -----------                                             ----
 1           Investment Agreement, dated as of June 5, 1996.

 2 Form of Warrant attached as Exhibit A to the Investment Agreement.

 3           Financing Commitment letter, dated June 5, 1996.

 4           Form of By-law Amendments attached as Exhibit C to the
             Investment Agreement .

 5 Form of Standstill Agreement attached as Exhibit D to the Investment Agreement.

 6           Form of Registration Rights Agreement attached as
             Exhibit E to the Investment Agreement.

 7           Form of Management Lock-up Agreement attached as Exhibit F to the
             Investment Agreement.

99           Agreement Among Filing Parties.

                         AGREEMENT AMONG FILING PARTIES

      THIS AGREEMENT is made and entered into on June 17, 1996, by and among MEI Holdings, L.P., a Delaware limited partnership, MEI GenPar, L.P., a Delaware limited partnership, HH GenPar Partners, a Texas general partnership, Hampstead Associates, Inc., a Texas corporation, RAW Genpar, Inc., a Texas corporation, InMed, Inc. (d/b/a InCap, Inc.), a Texas corporation, Donald J. McNamara, Robert
A. Whitman and Daniel A. Decker (collectively referred to herein as the "Filing Parties").

      WHEREAS, Rule 13-d(f)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), requires that, when a Schedule 13D is filed on behalf of more than one person, an agreement be executed and filed as an exhibit to the
Schedule 13D reflecting that the Schedule 13D is being filed on behalf of all such persons;

      NOW THEREFORE, in consideration of the premises and the mutual promises stated herein, the Filing Parties hereby agree as follows:

    (i) Each Filing Party agrees that a single Schedule 13D (and any amendments thereto) will be filed jointly on behalf of all the Filing Parties with respect to the shares of common stock, no par value per share, of Mountasia Entertainment International, Inc., a Georgia corporation.

   (ii) Each Filing Party acknowledges and agrees that, pursuant to Rule 13d-1(f)(1) under the Act, each Filing Party individually is (i) eligible to use the Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such Filing Party contained in such Schedule 13D. None of the Filing Parties, however, will be responsible for the completeness or accuracy of information concerning any other Filing Party contained in such
Schedule 13D, or any amendments thereto, unless such Filing Party knows or has reason to believe that such information is incomplete or inaccurate.

  (iii) This agreement will not be assignable by any Filing Party. Any assignment in violation of the foregoing will be null and void.

   (iv) This agreement will terminate upon the written notice of termination given by any Filing Party to the other Filing Parties.

    (v) This agreement may be executed in several counterparts, each of which will be deemed to be an original copy hereof.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement Among Filing Parties as of the date or dates set forth below.

Dated:  June 17, 1996            MEI HOLDINGS, L.P.

                                 By:  MEI GenPar, L.P.,
                                      Its General Partner

                                    By:  HH Genpar Partners
                                           Its General Partner

                                        By: Hampstead Associates, Inc.
                                            Its Managing General Partner

                                             By:   /s/ Daniel A. Decker
                                                   ---------------------------
                                                   Daniel A. Decker
                                                   Executive Vice President

Dated:  June 17, 1996            MEI GENPAR, L.P.

                                 By:      HH Genpar Partners
                                          Its General Partner

                                   By:  Hampstead Associates, Inc.
                                      Its Managing General Partner

                                      By:    /s/ Daniel A. Decker
                                            ----------------------------------
                                            Daniel A. Decker
                                            Executive Vice President

Dated:  June 17, 1996            HH GENPAR PARTNERS

                                 By:  Hampstead Associates, Inc.
                                      Its Managing General Partner

                                 By:  /s/ Daniel A. Decker
                                      ----------------------------------------
                                      Daniel A. Decker
                                      Executive Vice President

Dated:  June 17, 1996            HAMPSTEAD ASSOCIATES, INC.

                                 By:  /s/ Daniel A. Decker
                                      ----------------------------------------
                                      Daniel A. Decker
                                      Executive Vice President

Dated:  June 17, 1996            RAW GENPAR, INC.


                                 By:  /s/ Robert A. Whitman
                                      ----------------------------------------
                                      Robert A. Whitman
                                      President

Dated:  June 17, 1996            INMED, INC.

                                 By:  /s/ Daniel A. Decker
                                      ----------------------------------------
                                      Daniel A. Decker
                                      Executive Vice President

Dated:  June 17, 1996                 /s/ Donald J. McNamara
                                      ----------------------------------------
                                      Donald J. McNamara

Dated:  June 17, 1996                 /s/ Robert A. Whitman
                                      ----------------------------------------
                                      Robert A. Whitman

Dated:  June 17, 1996                 /s/ Daniel A. Decker
                                      ----------------------------------------
                                          Daniel A. Decker